EXHIBIT 99.1

                   CERTIFICATION OF PERIODIC FINANCIAL REPORT
                             PURSUANT TO SECTION 906
                                     OF THE
                           SARBANES-OXLEY ACT OF 2002,
                             18 U.S.C. SECTION 1350


I, Louis Dionne, President and Chief Executive Officer of Richmont Mines Inc. hereby certify that the Annual Report on Form 20F for the year ended December 31, 2002 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Richmont Mines Inc.


Date: June 25, 2003                    LOUIS DIONNE(SIGNED)
                                       -------------------------------------
                                       Louis Dionne
                                       President and Chief Executive Officer


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                   CERTIFICATION OF PERIODIC FINANCIAL REPORT
                             PURSUANT TO SECTION 906
                                     OF THE
                           SARBANES-OXLEY ACT OF 2002,
                             18 U.S.C. SECTION 1350


I, Jean-Yves Laliberte, Vice-President, Finance and Chief Financial Officer of Richmont Mines Inc. hereby certify that the Annual Report on Form 20F for the year ended December 31, 2002 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Richmont Mines Inc.




Date: June 25, 2003         JEAN-YVES LALIBERTE (SIGNED)
                            ----------------------------
                            Jean-Yves Laliberte
                            Vice-President, Finance and Chief Financial Officer



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